Mail Stop 4561

July 14, 2009

John W. Roblin
Chief Executive Officer
Cover-All Technologies Inc.
55 Lane Road
Fairfield, NJ  07004

> **Re:** **Cover-All Technologies Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 2, 2009**
> **File No. 333-156397**

Dear Mr. Roblin:

We have reviewed your amended filing and have the following comments. References to prior comments refer to our letter dated June 11, 2009.

<u>Major Customers, page 26</u>

1.      We note your response to prior comment 1.  Because three units of AIG accounted for approximately 59% of your revenues in 2008, and the grant of software licenses and provision of professional and support services to these entities is governed, in part, by the terms of your Master Agreement for Software License and Support Services and Professional Services with an affiliate of AIG, it appears that you are substantially dependent upon the Master Agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.  Similarly, it appears that you are substantially dependent upon the three Client Services Addenda that you have entered into with units of AIG, as each agreement appears to have individually accounted for 15% or more of your 2008 revenues.  Accordingly, please file the Master Agreement and three Client Services Addenda as exhibits to your registration statement.  Also, revise your disclosure in this section to discuss the material terms of these agreements.

<u>Selling Stockholders, page 39</u>

2.      The table in this section indicates that Kinderhook Partners LP is offering 640,000 shares of the company's common stock for resale although it currently owns only 110,700 shares.  Please advise.  Also, please describe in this section the material transactions and relationships between the company and Kinderhook

Partners during the past three years.  See Item 507 of Regulation S-K.  Please describe the transactions in which you issued the shares to be resold by this selling shareholder, including the dates the transactions took place, the material terms of the transactions, and the number of shares the selling shareholder received in each transaction.  Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Kinderhook Partners LP.  Also, tell us if Kinderhook Partners LP is an affiliate of a broker-dealer.  If it is, expand the prospectus to indicate whether Kinderhook Partners LP acquired the securities to be resold in the ordinary course of business.  Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

<p style="text-align:center">*     *     *     *     *</p>

As appropriate, please amend your registration statement in response to our comments.  Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino at (202) 551-3456 if you have questions.  If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:     Via Facsimile: (212) 884-8557
David E. Weiss, Esq.
DLA Piper LLP